Exhibit A

Ceragon to Participate in Upcoming Investor Conferences

Rosh Ha'ain, Israel, November 12, 2024 – Ceragon (NASDAQ: CRNT), the leading solutions provider of end-to-end wireless connectivity, today announced that it will participate in the following upcoming investor conferences:

•	18th Annual Needham Security, Networking, and Communications Conference
Tuesday, November 14, 2024
Virtual
Conducting 1x1 meetings throughout the day

•	13th Annual ROTH Technology Conference
Wednesday, November 20, 2024
Hard Rock Hotel in New York City
Conducting 1x1 meetings throughout the day

Investors interested in scheduling a meeting with the company should contact their representative at the respective institutions. All materials used at the events will be posted on the Investor Relations section of the company’s website.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com